September 19, 2013

Mr. Gus Rodriguez
Mr. Marc Thomas
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

VIA EDGAR

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Period Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Period Ended June 30, 2013
Filed August 7, 2013
Form 8-K filed July 25, 2013
File No. 000-16587

Dear Mr. Rodriguez and Mr. Thomas:

We respectfully request an extension of time until Friday, October 11, 2013 to respond to your letter of September 13, 2013 regarding the Company’s above referenced filings.

I was out of the office attending a continuing education course the first half of this week, and I am scheduled to leave tomorrow and be out the entirety of next week on my annual vacation.  In light of my schedule, your kind consideration to allow us additional time in which to respond fully to your letter is very much appreciated.

Please feel free to contact me directly via email at rtissue@summitfgi.com or by phone at (304)530-0552 should you have any questions.

                        Sincerely,

                        /s/  Robert S. Tissue
                        Robert S. Tissue
                        Senior Vice President &
                       Chief Financial Officer